Sub-Item 77I - Terms of New or Amended Securities				Y

Pursuant to Article Second of the Articles Supplementary for Aetna Variable Portfolios, Inc. ("Corporation"), effective October 29, 1997, the Board of Directors of the Corporation designated and classified seven hundred million (700,000,000) shares of common stock of the Corporation into seven new portfolios. One hundred million (100,000,000) shares of common stock were allocated to each new portfolio.

The names of the new portfolios are: Aetna Index Plus Bond Portfolio, Aetna Index Plus Mid Cap Portfolio, Aetna Mid Cap Portfolio, Aetna Index Plus Small Cap Portfolio, Aetna High Yield Portfolio, Aetna
Real Estate Securities Portfolio and Aetna International Portfolio.

Each new portfolio has the preferences, rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of shares as referred to in the Articles Supplementary (see Sub-Item 77Q1(a)).
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